SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on August 6, 2012, August 13, 2012 and August 14, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 31, 2012	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2013 FIRST QUARTER RESULTS

HONG KONG —August 6, 2012 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal 2013 first quarter ended June 30, 2012, finishing the period with a strong balance sheet and a more efficient operating structure.

Net sales for the fiscal first quarter were $5.27 million compared with $6.46 million a year earlier. Net income for the same period was $129,000, or $0.03 per diluted share, compared with $381,000, or $0.10 per diluted share, last year — reflecting reduced sales volume and the impact of unfavorable currency exchange rates which resulted in a currency exchange loss of $75,000 compared with an exchange gain of $100,000 a year earlier.

“Net sales for the fiscal first quarter were mainly impacted by continued weakness of the global economy and the relocation of mobile phone case manufacturing business to Mexico by one of our customers, as previously reported,” said Roland Kohl chairman, president and chief executive officer of Highway Holdings.

Kohl indicated that the sales impact due the relocation of the low-margin mobile phone business resulted in an approximately $750,000 decrease in sales in this year’s fiscal quarter compared with the same quarter a year ago.

He noted the company has made significant progress in terms of operational restructuring initiatives, with particular success in streamlining its manufacturing process. “We anticipate these actions will enable us to better serve our OEM customers, while enhancing the company’s competitive position, profitability and future growth potential,” Kohl said.

Gross profit as a percentage of sales for the 2013 fiscal first quarter was 21.6 percent compared with 21.3 percent in the same period a year ago, reflecting improved manufacturing efficiency noted above.

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Highway Holdings Ltd.

Selling, general and administrative expense for the 2013 fiscal first quarter decreased sharply by $106,000 compared with same quarter last year, due primarily to ongoing non-production related streamlining initiatives.

Kohl highlighted the company’s solid financial position, with cash equivalents and restricted cash of $5.95 million — exceeding the combined short- and long-term liabilities by $2.35 million. At June 30, 2012 the company had working capital of $10.3 million.

Total shareholders’ equity at June 30, 2012 was $12.012 million compared with $11.998 million as of March 31, 2012. The company’s current ratio was 4.01:1 at June 30, 2012 compared with 3.42:1 at June 30, 2011. “The company’s financial position remains solid and is, in fact, still improving, even with dividend distributions of $0.20 per share paid during fiscal year 2012. In addition, a dividend of $0.03 was recently approved by the board of directors and will be paid September 10, 2012,” Kohl said.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended
	June 30
	2012	2011
Net sales	$5,272	$6,463
Cost of sales	4,135	5,085
Gross profit	1,137	1,378
Selling, general and administrative expenses	915	1,021
Operating income	222	357

Non-operating income( expense) :
Interest expense	(2)	(10)
Exchange gain (loss), net	(75)	100
Interest income	1	1
Other income	46	-
Total non-operating income (expenses)	(30)	91

Net income before income tax and non-controlling interests	192	448
Income taxes	(63)	(67)
Net income	129	381

Loss attributable to non-controlling interests	0	0

Net income attributable to Highway Holdings Limited	$129	$381
Shareholders

Net income per share – basic and diluted	$0.03	$0.10

Weighted average number of shares outstanding:
Basic	3,777	3,765
Diluted	3,788	3,777

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	June 30	March 31
	2012	2012
Current assets:
Cash and cash equivalents	$5,311	$5,575
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	3,627	3,724
Inventories	3,369	3,970
Prepaid expenses and other current assets	771	598
Total current assets	13,721	14,510

Property, plant and equipment, net	1,892	2,027
Deposit for purchase of property, plant & equipment	-	42
Total assets	$15,613	$16,579

Current liabilities:
Accounts payable	$1,705	$2,547
Short-term borrowings	262	-
Long-term loans – current portion	49	262
Obligations under capital leases - current portion	0	3
Other liabilities and accrued expenses	1,087	1,324
Dividend payable	114	-
Income tax payable	204	153
Total current liabilities	3,421	4,289

Obligations under capital leases – net of current portion	-	-
Deferred income taxes	180	180
Long-term loans – net of current portion	-	112
Total liabilities	3,601	4,581

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,340
Retained earnings	648	634
Treasury shares, at cost – 5,049 shares as of March 31, 2012; and on June 30, 2012	(14)	(14)
Total shareholders' equity	12,012	11,998

Total liabilities and shareholders' equity	$15,613	$16,579

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS LIMITED DECLARES SECOND CASH DIVIDEND

HONG KONG – August 13, 2012 — Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.03 per share on the company’s common stock. The dividend will be paid on October 10, 2012 to shareholders of record on September 1, 2012.

In July the company declared a cash dividend payable on September 10, 2012 to shareholders of record on August 1, 2012.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS COMMENCES MASS PRODUCTION OF

COMPONENTS FOR U.S. PRINTER COMPANY

HONG KONG – August 14, 2012 — Highway Holdings Limited (Nasdaq:HIHO) today announced it has completed a tooling order and commenced mass production of certain metal components for cartridges utilized in a new series of printers by a leading U.S. printer company. Terms were not disclosed.

“This new additional business highlights the confidence in our ability as a key OEM supplier and represents an opportunity to further expand a relationship that has evolved since 2007. We are gratified by the confidence in our quality and capabilities and look forward to further business opportunities,” said Roland Kohl, president and chief executive officer.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China. Additional information about Highway Holdings is available at www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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